UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         12/31/2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ X ]    Rule 13d-1(b)
    [ ]    Rule 13d-1(c)
    [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)    Names of Reporting Persons.

    Whitetail Rock Capital Management, LLC

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [ ]

3)    SEC Use Only

4)    Citizenship or Place of Organization

    Nebraska

Number of    5) Sole Voting Power    0 (1)
Shares
Beneficially
Owned    6) Shared Voting Power    7,874,645 (1) (2)
by Each
Reporting
Person    7) Sole Dispositive Power    0 (1)
With:

    8) Shared Dispositive Power    7,874,645 (1) (2)

9)    Aggregate Amount Beneficially
    Owned by Each Reporting Person    7,874,645 (1) (2)

10)    Check if the Aggregate Amount in Row (9)
    Excludes Certain Shares (See Instructions)    [ ]

11)    Percent of Class Represented by Amount in Row (9)    23.3% (3)

12)    Type of Reporting Person (See Instructions)    IA

(1)    All amounts in Rows 5-9 are as of December 31, 2022.

(2)    Includes a total of 7,295,528 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer’s shareholders) held in (i) two separate grantor retained annuity trusts (“GRATs”) and three separate other irrevocable trusts (collectively, the “Dynasty Trusts”) established by Michael S. Dunlap in 2011; (ii) three separate post-annuity trusts established in connection with the expiration of the annuity terms of other separate GRATs established by Mr. Dunlap in 2011 (collectively, the “2011 Post-Annuity Trusts”); (iii) four separate GRATs established by Mr. Dunlap’s spouse in 2015; (iv) six separate post-annuity trusts established upon the expiration of the annuity term of two other separate GRATs established by Mr. Dunlap’s spouse in 2015 (collectively, the “2015 Post-Annuity Trusts”); (v) twelve separate GRATs established by Mr. Dunlap and his spouse in 2020; (vi) six separate GRATs established by Shelby J. Butterfield, the widow of Stephen F. Butterfield (who passed away in 2018), in 2015; (vii) two separate GRATs established by Mr. Butterfield in 2015; (viii) a charitable lead annuity trust (“CLAT”) established by Mr. Butterfield in 2016; (ix) the Stephen F. Butterfield GST Non-Exempt Marital Trust (the “Butterfield GST Non-Exempt Marital Trust”) and the Stephen F. Butterfield GST Exempt Marital Trust (collectively, the “Butterfield GST Marital Trusts”); and (x) two separate trusts for the benefit of children of Mr. Butterfield established under the restated agreement for the Stephen F. Butterfield Revocable Living Trust and two separate trusts for the benefit of the children of Ms. Butterfield (collectively, the “Butterfield Children Trusts”), which total number of shares of Class B common stock reflects annuity distributions of shares of Class B common stock from certain of the GRATs during May, October, and December 2022 to the grantors of such GRATs pursuant to the terms thereof and an annuity distribution of shares of Class B common stock from the CLAT in December 2022 to a charitable beneficiary of the CLAT pursuant to the terms thereof. Also includes a total of 579,117 shares of Class A common stock held in (a) ten separate GRATs established by Angela L. Muhleisen and her spouse Dan D. Muhleisen in 2020; (b) four separate GRATs established by Ms. Muhleisen in 2022; and (c) the Butterfield GST Non-Exempt Marital Trust, which total number of shares of Class A common stock reflects annuity distributions of shares of Class A common stock from certain of the GRATs during June 2022 to the grantors of such GRATs pursuant to the terms thereof. All forty of the GRATs, along with the Dynasty Trusts, the 2011 Post-Annuity Trusts, the 2015 Post-Annuity Trusts, the CLAT, the Butterfield GST Marital Trusts, and the Butterfield Children Trusts referred to herein, are collectively referred to herein as the “Trusts”. Under the Trusts, the reporting person, which is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, has been designated to serve as investment adviser with investment power with respect to shares of the issuer’s stock held by the Trusts and voting power with respect to shares of the issuer’s stock held by the Trusts, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares of the issuer’s stock held indirectly through the holding of 50% of the outstanding capital stock of Union Financial Services, Inc. (“UFS”), which holds a total of 1,586,691 shares of Class B common stock. Accordingly, the reporting person is reporting beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) of the subject securities held by the Trusts, including, with respect to the Butterfield GST Non-Exempt Marital Trust, securities held indirectly through UFS. The reporting person is not a beneficiary of any of the Trusts, does not have any pecuniary interest under the provisions of Rule 16a-1(a)(2) under the Exchange Act in the securities held by the Trusts, and, for purposes of Section 16 of the Exchange Act pursuant to the provisions of Rule 16a-1(a)(1) thereunder, is not deemed to be the beneficial owner of the securities held in the Trusts for the benefit of third parties. The reporting person is a majority owned subsidiary of the issuer, of which Michael S. Dunlap is Executive Chairman of the Board of Directors and a significant shareholder, Angela L. Muhleisen (a sister of Mr. Dunlap) and her spouse Dan D. Muhleisen are significant shareholders, Shelby J. Butterfield is a significant shareholder, and Stephen F. Butterfield was Vice Chairman of the Board of Directors and a significant shareholder.

(3)    This percentage reflects issuer repurchases of shares of Class A common stock during 2022, and a resulting reduction in the number of outstanding shares of Class A common stock.

Item 1.

    (a)    Name of Issuer:

Nelnet, Inc.

    (b)    Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

    (a)    Name of Person Filing:

Whitetail Rock Capital Management, LLC

(b)    Address of Principal Business Office or, if none, Residence:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

(c)    Citizenship:

    Nebraska

(d)    Title of Class of Securities:

    Class A Common Stock

(e)    CUSIP Number:

    64031N 10 8

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    [ ]    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    [X]    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)    [ ]    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)    [ ]    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)    [ ]    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    [ ]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [ ]    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    [ ]    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.    Ownership.

(a)    Amount beneficially owned:
    7,874,645

(b)    Percent of class:
    23.3%

(c)    Number of shares as to which the person has:

    (i)    Sole power to vote or to direct the vote:
0 (1)

    (ii)    Shared power to vote or to direct the vote:
7,874,645 (2)

    (iii)    Sole power to dispose or to direct the disposition of:
0 (3)

    (iv)    Shared power to dispose or to direct the disposition of:
7,874,645 (4)

Item 5.    Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

    As discussed in footnote (2) for Rows 6), 8) and 9) above, which is incorporated by reference herein, the securities resulting in the filing of this Schedule by the reporting person, in its capacity as investment adviser, are held by the Trusts and by UFS, 50% of the outstanding capital stock of which is held by the Butterfield GST Non-Exempt Marital Trust and the other 50% of the outstanding capital stock of which is held by Michael S. Dunlap, who is also president and treasurer of UFS. The Trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities that the Trusts hold. UFS has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,586,691 shares of Class B common stock that UFS holds, which represents more than five percent of the class of securities to which this Schedule relates. Except for the Butterfield GST Non-Exempt Marital Trust, which through its holding of 50% of the outstanding capital stock of UFS as well as securities of the issuer it holds directly may be deemed to have such right or power related to more than five percent of the class of securities to which this Schedule relates, no individual Trust has such right or power related to more than five percent of the class of securities to which this Schedule relates.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

    Not applicable.

Item 8.    Identification and Classification of Members of the Group

    Not applicable.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certifications

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(1)    See footnote for Row 5) above.

(2)    See footnotes for Row 6) above.

(3)    See footnote for Row 7) above.

(4)    See footnotes for Row 8) above.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

    WHITETAIL ROCK CAPITAL MANAGEMENT, LLC

    By: /s/ Audra Hoffschneider
    Name: Audra Hoffschneider
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on February 12, 2018 as an exhibit to amendment no. 7 to this statement and incorporated herein by reference.